GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-49107

REPORT FOR THE PERIOD BEGINNING   **01/01/20**   AND ENDING   **12/31/20**
                                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Guggenheim Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

_____
FIRM ID. NO.

330 Madison Avenue
                                                        (No. and Street)

New York   **New York**   **10017**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino   **(212) 338-8836**
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
                        (Name – if individual, state last, first, middle name)

345 Park Avenue   **New York**   **New York**   **10154**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control
number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Allan M. Katz, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of Guggenheim Securities, LLC (the Company), as of December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

_____
Allan M. Katz
Chief Financial Officer

Sworn and subscribed to before me this
26th day of February 2021.

Under relief provided by the Securities Exchange Commission, the Company is making this filing without notarization due to difficulties arising from the COVID-19 pandemic.

GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Table of Contents

This report**contains (check all applicable boxes)

Page(s)

☒ Report of Independent Registered Public Accounting Firm

☒ (a) Facing Page

☒ (b) Consolidated Statement of Financial Condition   2

☐ (c) Consolidated Statement of Income

☐ (d) Consolidated Statement of Changes in Member's Equity

☐ (e) Consolidated Statement of Cash Flows

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable)

☒ Notes to Consolidated Statement of Financial Condition   3–19

☐ (g) Computation of Net Capital under Rule 15c3-1 of Securities and Exchange Commission

☐ (h) Computation for Determination of Customer Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

☐ (j) Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (not applicable)

☐ (k) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-3 (not required).

☐ (l) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

☐ (m) A copy of the SIPC Supplemental Report

☐ (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (not Applicable)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Guggenheim Securities, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and subsidiary (the Company) as of December 31, 2020, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

New York, New York
February 26, 2021

GUGGENHEIM SECURITIES, LLC
AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2020

(Amounts in thousands)

Assets

Cash	$	22,900
Cash segregated under federal regulation		100
Due from broker-dealers and clearing organizations		18,001
Securities purchased under agreements to resell		672,411
Securities owned, at fair value		785
Accounts receivable from contracts with customers		84,873
Due from related parties		5,376
Fixed assets, net of accumulated depreciation and amortization of $13,108		6,015
Goodwill		23,109
Other assets		25,078
Total assets	$	858,648

Liabilities and Equity

Unearned revenue from contracts with customers		12,164
Accrued expenses and other liabilities		384,400
Total liabilities		396,564
Total equity		462,084
Total liabilities and equity	$	858,648

See accompanying notes to consolidated statement of financial condition.

GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2020

(1) Organization and Nature of Business

Guggenheim Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Links Holdings, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). The consolidated financial statements include the accounts of Guggenheim Trust Assets, LLC, which is a wholly owned subsidiary of the Company.

The Company engages in investment banking and advisory services for merger-and-acquisition, financial restructuring, and underwriting transactions; principal and agency sales and trading of fixed-income securities, exchange-traded futures, and structured products; use of repurchase and reverse repurchase agreements collateralized by fixed-income securities primarily for funding firm inventory and investment of excess net capital; equity research; agency and principal trading of equity securities.

As of December 31, 2020, the Company no longer engages in customer matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated statement of financial condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Cash Segregated Under Federal Regulation

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customers.

At December 31, 2020, the Company holds segregated cash in excess of amounts required to be segregated. Cash of $0.1 million has been segregated in a special reserve bank account for the exclusive benefit of its customers under Rule 15c3-3 and is included in cash under federal regulation in the consolidated statement of financial condition.

(e) *Securities Owned and Securities Sold, but Not Yet Purchased*

Securities transactions are recorded on the consolidated statement of financial condition on trade-date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements.* Fair value is generally based on quoted market prices or dealer observable quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

(f) *Securities Sold under Agreements to Repurchase (Repurchase Agreements) and Securities Purchased under Agreements to Resell (Reverse Repurchase Agreements)*

Repurchase agreements and reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase value as specified in the respective agreements.

The Company predominately executed most of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC) during the year ended December 31, 2020. As of December 31, 2020, all reverse repurchase agreements held are overnight positions executed with FICC members. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale transactions. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary. The Company applies the practical expedient based on collateral maintenance provisions as described in FASB ASC 326-20, *Financial Instruments-Credit Losses (ASC 326-20)* in estimating an allowance for credit losses for reverse repurchase agreements.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, *Balance Sheet,* are satisfied.

(g) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are generally reported as collateralized financings and are recorded at the amounts of cash collateral advanced or received, adjusted for additional collateral obtained or received. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in other assets and accrued expenses and other liabilities as applicable. The Company applies the practical expedient based on collateral maintenance provisions as described in ASC 326-20 in estimating an allowance for credit losses for securities borrowed receivables.

(h) Fixed Assets

Fixed assets consist of computers and software, leasehold improvements, office equipment and furniture, and capitalized project costs, which are reported at historical cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Intangibles-Goodwill-Other-Internal-Use Software* and consist of costs related to internally developed software for the Company's internal use and software acquired as part of hosting arrangements.

(i) Goodwill and Intangible Assets

Goodwill and intangible assets have been recorded in accordance with the provisions of ASC 350, *Intangibles – Goodwill and Other.* ASC 350 requires that goodwill be tested for impairment at least annually. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimable useful lives. The Company completed the annual impairment test indicating no goodwill impairment and therefore, no impact to the Company's financial condition.

(j) Income Taxes

The Company is organized as a Delaware single member limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the Parent.

ASC 740-10, *Income Taxes – Overall,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold

should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2020. Further, as of December 31, 2020, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions it has taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(k)   *Accounting Developments*

In June 2016, the FASB issued ASU No. 2016-13, "*Measurement of Credit Losses on Financial Instruments*" (ASU 2016-13) that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, recorded at inception or purchase. On January 1, 2020, the Company adopted ASU 2016-13 on a prospective basis by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company determined that recognition of a cumulative effective adjustment was not necessary given the Company's expectation of credit losses at the date of adoption.

In August 2018, the FASB issued ASU No. 2018-15, "Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) *Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract"* (ASU 2018-15). This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software and hosting arrangements that include an internal-use software license. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019. On January 1, 2020, the Company adopted ASU 2018-15 on a prospective basis for implementation costs incurred in hosting arrangements that are service contracts. Adoption did not have a material impact on the Company's consolidated statement of financial condition.

(3)   Fair Value

(a)   *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., not a forced liquidation or distressed sale). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

> Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

> Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

(b) Fair Value Measurements

The following is a summary of the financial assets and liabilities that are accounted for on a recurring basis by level within the fair value hierarchy as of December 31, 2020:

Assets	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
		(in thousands)		
Securities owned:				
Mortgage-backed securities	$ —	592	45	637
Collateralized debt obligations	—	5	119	124
Other asset-backed securities	—	—	21	21
Corporate debt	—	3	—	3
Total	$ —	600	185	785
Liabilities				
Accrued expenses and other liabilities:				
Corporate debt	$ —	5	—	5
Total	$ —	5	—	5

The following is a description of the valuation basis, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

Mortgage-Backed Securities

Mortgage-backed securities are valued based on price or spread data obtained from observed transactions (Level 2). When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates (Level 3).

Collateralized Debt Obligations

Collateralized debt obligations are measured based on prices observed for recently executed market transactions (Level 2). If external prices or spread data is not available and alternate valuation techniques using cash flow models incorporating assumptions for constant prepayment rates, constant default rates, and severity for comparable securities are utilized, then these securities are categorized as Level 3.

Other Asset-Backed Securities

Other asset-backed securities are bonds or notes backed by financial assets. Typically, these assets consist of, but are not limited to securities backed by auto-loans, credit card receivables, aircraft loans, and student loans. Valuations are determined by similar securities that are recently traded in the market (Level 2) and/or valuation models (Level 3).

Corporate Debt Securities

Corporate debt securities are measured primarily using pricing data from prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve (Level 2). If pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name, or index credit default swap curves for comparable issuers, and recovery rate assumptions (Level 3).

Level 3 Securities

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is the greatest for instruments categorized in Level 3.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2020:

	Balance at January 1, 2020	Realized gains	Unrealized losses	Purchases (sales), net	Transfers in, net	Balance at December 31, 2020
			(In thousands)			
Securities owned:						
Collateralized debt obligations	$ 155	1	(35)	(2)	—	119
Mortgage-backed securities	65	—	(20)	—	—	45
Other asset-backed securities	23	—	(2)	—	—	21
Total	$ 243	1	(57)	(2)	—	185

	Change in unrealized appreciation (depreciation) in 2020 for assets held at December 31, 2020
	(In thousands)
Securities owned:	
Collateralized debt obligations	$ (36)
Mortgage-backed securities	(20)
Other asset-backed securities	(2)
Total	$ (58)

GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2020

Quantitative Information about Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for financial assets subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance.

Financial instruments owned	Market value	Valuation technique	Significant unobservable input(s)	Range
Collateralized debt obligations	$ 119	Discounted cash flows	Constant prepayment rate Constant default rate Loss severity	0% to 25% 0% to 6.5% 30% to 100%
Mortgage-backed securities	45	Discounted cash flows	Constant prepayment rate Constant default rate Loss severity	0% to 18% 0% to 12% 30% to 110%
Other asset-backed securities	21	Discounted cash flows	Constant prepayment rate Constant default rate Loss severity	0% to 25% 0% to 12% 30% to 110%
			Future lease rates	$ 1,000 to 400,000 per month
			Residual Values	$ 0 to 30,250,000

Sensitivity of Fair Value Changes in Significant Unobservable Inputs

For recurring fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

Collateralized debt obligations, mortgage-backed securities, and other asset backed securities use discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate or loss severities would result in significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security.

The fair values of other financial assets and liabilities carried at cost (consisting primarily of due to and due from clearing organizations, accounts receivable, and reverse repurchase agreements) are considered to approximate fair value because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates.

(4)   Due to and Due from Broker-Dealers and Clearing Organizations

The balance due to and due from broker-dealers and clearing organizations represents the net amount due to or from the broker-dealers and clearing organizations for settled and unsettled transactions and related activity. As of December 31, 2020, balances due to and from broker-dealers and clearing organizations consist of the following:

	Due from	Due to
	(In thousands)	
Payable to broker-dealers and clearing organizations	$ —	1
Receivable from broker-dealers and clearing organizations	18,001	—
	$ 18,001	1

As of December 31, 2020, due to broker-dealers and clearing organizations are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

The Company clears certain of its principal and customer transactions through another broker-dealer, Pershing, LLC (Pershing) on a fully disclosed basis.

(5)   Collateral

The Company may pledge securities to clearing organizations to collateralize repurchase transactions where the counterparty has the right by contract to sell or repledge the securities.

The table below presents securities at fair value the Company received as collateral as of December 31, 2020.

	(In thousands)
Fair value of collateral received under resale agreements that are available to be delivered or repledged	$ 672,339

The Company can pledge certain marketable securities owned to collateralize either repurchase agreements or other secured borrowings, or to satisfy its settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such securities. As of December 31, 2020, there are no marketable securities pledged and can be sold or repledged by counterparties.

Reverse repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, are satisfied. As of December 31, 2020, there are no agreements that meet the requirement of ASC 210-20-45.

The collateral posted as part of reverse repurchase agreements is subject to changes in market price and thus may decline or increase in value during the time of the agreement. In that case, the Company may receive

or return a portion of the collateral posted when the collateral posted experiences a market value change. The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral.

(6) Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payments by customers. A receivable is recorded when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of related services, revenue is deferred as unearned until performance obligations have been satisfied. Unearned revenue from contracts with customers primarily relates to prepaid transaction/financing fees made in advance of chapter 11 bankruptcy filing.

The Company had accounts receivable from contracts with customers totaling $84.9 million at December 31, 2020. The Company records the estimate of expected credit losses as an allowance for credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Unearned income from contracts with customers totaling $12.2 million at December 31, 2020 is expected to be recognized in 2021 when performance obligations have been satisfied.

(7) Related-Party Transactions

Related parties may pay certain expenses on behalf of the Company throughout the year. The Company records an expense and an associated due to related party and remits cash payment to the related party on a monthly basis. The Company may also pay expenses on behalf of related parties throughout the year. The Company records a due from related party and collects cash payment from the related party on a monthly basis. At December 31, 2020, approximately $5.3 million of expenses paid on behalf of related parties is included in due from related parties in the consolidated statement of financial condition.

The Company has a service agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software, and telecommunications; corporate finance, including accounting, tax, and planning; human resources and benefits administration; executive management; general administration; legal; and marketing.

(8) Off-Balance-Sheet Risk and Concentrations of Credit Risk

Off-Balance-Sheet Risk

Customer securities transactions are cleared through Pershing, on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to mitigate the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

The Company engages in short-term principal trading activities, including entering into securities sold, not yet purchased positions, in order to manage exposure to market risk. The Company has recorded these obligations in accrued expenses and other liabilities in the consolidated statement of financial condition at December 31, 2020 at the fair values of the related securities.

As part of the Company's financing and hedging activities, the Company enters into forward repurchase agreements, futures, and options transactions. In connection with these transactions, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to terms of the contracts. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument. There are no forward repurchase agreements, futures or options transactions outstanding at December 31, 2020. The average monthly trading volume of futures is approximately 484 contracts. The average monthly trading volume of options is approximately 268 contracts.

As part of the Company's fixed-income business, the Company enters into foreign exchange transactions to facilitate the settlement of trades in local currencies. As these foreign currency transactions are typically converted to U.S. dollars to match the settlement of the underlying transactions, the Company expects the risk of loss due to foreign currency exposure to be minimal.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal account loaned under resale agreements.

Market Risk

The ongoing COVID-19 pandemic has adversely impacted global commercial and financial activities. Its eventual impact on the global economy and markets cannot now be determined. The significance of the pandemic, including its effect on financial and operational results of particular businesses or companies, is

to be dictated by, among other things, its severity, duration, and the effectiveness of the response. While the Company continues to monitor the impact of the pandemic closely, the extent of its impact on financial and operational results is uncertain.

(9)   Fixed Assets

At December 31, 2020, fixed assets consisted of the following (in thousands):

Computers and software	$	13,908
Leasehold improvements		4,179
Capitalized project costs		332
Office equipment and furniture		704
		19,123
Less accumulated depreciation and amortization		(13,108)
Net book value	$	6,015

(10)   Other Assets

At December 31, 2020 other assets consisted of the following:

		(in thousands)
Prepaid assets	$	12,236
Lease asset - right of use		9,184
Notes receivable		2,856
Other		802
		25,078

Prepaid assets mainly consists of prepaid compensation, prepaid market data, and prepaid hosting arrangements. Prepaid hosting arrangements includes prepaid subscription expense and capitalized implementation costs related to a customer relationship management service contract for the investment banking business.

(11)   Accrued Expenses and Other Liabilities

At December 31, 2020 accrued expense and other liabilities consisted of the following:

		(in thousands)
Accrued compensation	$	356,778
Accounts payable and accrued expenses		15,578
Lease liability		12,037
Accrued other		7
		384,400

Accrued other consists of securities sold, not yet purchased and due to broker-dealers and clearing organization.

(12)   Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. At December 31, 2020, the Company had net capital of $326.5 million, which was $326.2 million in excess of its required net capital of $0.3 million.

As a clearing firm, the Company is also subject to the SEC Customer Protection Rule 15c3-3 (Rule 15c3-3), which requires protection of customer cash and securities. Currently, the Company does not carry any customer accounts and various customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that are self-clearing are the repurchase and reverse repurchase agreement transactions and most U.S. government and agency transactions. The U.S. government and agency business may trigger a reserve formula requirement only in the case of a failed transaction.

The Company has a signed proprietary accounts of introducing brokers (PAB) agreement with Pershing to enable it to include certain assets as allowable assets in its net capital computation.

(13)   Employee Benefit Plans

All participating employees are eligible to participate in the Guggenheim 401(k) plan (the Plan).

(14) Consolidated Subsidiary

There were no assets, liabilities, or equity associated with the consolidated entity, and the member's equity for this subsidiary is excluded from the Company's computation of net capital per Rule 15c3-1.

(15) Commitments and Contingencies

The Company may be subject to legal and regulatory proceedings and examinations that are generally incidental to the Company's ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings or examinations, the Company believes their disposition, based on information available at this time, will not have a material adverse effect on the Company's consolidated statement of financial condition.

In the normal course of business, the Company enters into underwriting commitments. There were no open underwriting transaction commitments at December 31, 2020.

The Company had no commitments to enter into forward secured financing transactions at December 31, 2020.

(16) Leases

The Company leases office space under operating leases, with maturity dates ranging from February 28, 2022 to May 31, 2028. Some of the leases may include an option to renew the lease, but the Company generally does not include optional periods as part of the lease term, unless it is reasonably certain that the Company will exercise the option(s). The Company generally prepays the rent. In addition to rent payments, the operating leases may also require payment for real estate taxes, insurance costs, common area maintenance, and utilities. These payments typically are not fixed. The Company accounts for these costs as variable payments and excludes them from the monthly fixed rent payment amounts included in the lease liability calculations.

The operating lease liability consists of the fixed rental payments discounted to present value using the Company's incremental borrowing rate (IBR) for each lease, as the rate implicit in the lease is generally not readily determinable.

At December 31, 2020 the Company's right of use asset and lease liabilities are $9 million and $12 million, respectively, which are included in other assets and accrued expenses and other liabilities in the consolidated statement of financial condition.

The following table summarizes the Company's weighted-average remaining lease term and the weighted-average discount rate as of December 31, 2020:

	December 31, 2020
Weighted-average remaining lease term	5.15 years
Weighted-average discount rate	4.42%

The following table presents the maturity analysis of the Company's operating lease liabilities as of December 31, 2020 (in thousands):

2021	$	2,874
2022		2,853
2023		2,867
2024		2,261
2025		1,678
Thereafter		1,493
Total lease payments		14,026
Less: Interest		(1,989)
Present value of lease liability	$	12,037

(17) Unit-Based Compensation

Phantom Units

Certain employees of the Company are awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim grants the awards under the Guggenheim Capital Phantom Unit Plan (the Plan). Participants are credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are classified as equity awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

The Company recognizes Phantom Plan awards in accordance with ASC Topic 718. Under ASC 718, these awards were issued at the grant date fair value. Associated grants have an associated liability in accrued expenses and other liabilities and the balance was paid in full to Guggenheim as of December 31, 2020. Generally, the awards will be amortized over a four-year pro-rata vesting schedule from the grant date. However, awards held by participants whose age plus years of service (minimum of 5 years) is equal to at

least 60 have an accelerated vesting period. These awards will be amortized from the grant date through the date at which the terms are satisfied, which in many cases may be the grant date.

There are 9.1 million non-vested units outstanding at December 31, 2020.

At December 31, 2020, the total number of units outstanding under the Phantom Plan specifically related to Company employees was as follows:

	Units		Weighted-Average price
	(in thousands)		
Outstanding at December 31, 2019	21,537	$	13.83
Issued during 2020	5,538		16.00
Redemptions	(4,708)		12.94
Forfeitures	(110)		13.88
Outstanding at December 31, 2020	22,257		14.56

Common Units

Certain employees of the Company are granted Common Units as part of employee compensation. The Common Units are the predominant equity class of Guggenheim and the principal voting class of equity. The Common Units can vote in the event of merger or consolidation (if Guggenheim is not the surviving entity), or sale by Guggenheim of substantially all its assets, as well as the election and compensation of directors, vetoing minimum distributions, and proposals to liquidate or dissolve Guggenheim.

(18) Subsequent Events

Management has evaluated all subsequent events for the Company after the consolidated statement of financial condition date through February 26, 2021, the date the consolidated statement of financial condition were available to be issued and has concluded there are no recognized or nonrecognized events that require financial statement disclosure.